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                                  SCHEDULE 13D
               SCHEDULE 13D IS PROPOSED TO BE AMENDED. SEE BELOW.

     REG. 240.13D-101. Schedule 13D - Information to be included in statements filed pursuant to 240.13d-1(a) and amendments thereto filed pursuant to 240.13d-2(a).

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                        INTERUNION FINANCIAL CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE, PER SHARE
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                         (Title of Class of Securities)


                                   460 926 306
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                                 (CUSIP Number)


     ROBERT W. CROSBIE, R.R. # 3, 4900 ANDERSON RD. PORT HOPE, ONT. L1A 3V7
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices & Communications)


                                SEPTEMBER 3, 1998
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a report person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 460 926 306

            NUMBER 5 IS PROPOSED TO BE AMENDED BY REVISING IT TO READ
       "(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                          TO ITEM 2(D)" IN RELEASE NO.
                       34-34923 (85.452) NOVEMBER 1, 1994.

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1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
                  ROBERT W. CROSBIE S.S./I.R.S. NOT APPLICABLE
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2) Check the Appropriate Box if a Member of a Group (See Instructions)

   A)
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   B)
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3) SEC Use Only

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4) Source of Funds

   OO
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(c)

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6) Citizenship or Place of Organization

   CANADIAN
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    Number of      (7)  Sole Voting Power 25,404
    Shares Bene-                         ------------------------------------
    ficially       (8)  Shared Voting Power
    Owned by                               ----------------------------------
    Each Report-   (9)   Sole Dispositive Power  25,404
    ing Person                                 ------------------------------
    With           (10)  Shared Dispositive Power
                                                 ----------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

    25,404
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13) Percent of Class Represented by Amount in Row (11)

    1.3%
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14) Type of Reporting Person (See Instruction)

    IN
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ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.001 par value ("Common Stock"), of InterUnion Financial Corporation, ("Issuer"), a Delaware corporation, whose principal executive offices are located at Suite 301H, 249 Royal Palm Way, Palm Beach, Florida, 33480.

         The percentage of beneficial ownership reflected in this Statement is based upon 1,935,945 shares of Common Stock, outstanding on September 3, 1998, which number has been obtained directly from the Issuer.

ITEM 2.  Identity and Background

         a)   This statement is filed on behalf of Robert W. Crosbie ("Crosbie")
         b)   Residence Address:
         c)   Principal Occupation:  Chairman, InterUnion Financial Corporation

ITEM 3.  Source and Amount of Funds or Other Consideration

         a) On April 16, 1998 Crosbie received 25,404 shares of Common Stock of the Issuer in consideration of the acquisition of 4.2075% of Black Investment Management Limited. The price of the shares was calculated at $4.00 per share.


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    September 21, 1998

(Signed) Robert W. Crosbie
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Signature


Robert W. Crosbie
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Name